SearchMedia Holdings Limited

Floor 13, Central Modern Building

468 Xinhui Road

Shanghai, China 200060

January 26, 2012

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	SearchMedia Holdings Limited (the “Company” or “SearchMedia”)

Form 20-F for the fiscal year ended December 31, 2010

Filed June 30, 2011

File No. 333-158336

Dear Mr. Spirgel:

We hereby respond to the Staff’s comment letter, dated December 23, 2011, regarding the Company’s Form 20-F for the year ended December 31, 2010 (the “20-F”).

Further, pursuant to a call with the Staff on January 11, 2012, the Staff asked that the Company provide the following additional information in this response letter:

1. Why did SearchMedia previously need a variable interest entity (“VIE”) structure in place?

2. What is the reason that SearchMedia no longer needs a VIE structure in place?

3. How did SearchMedia determine that eliminating the VIE structure was in the best interest of the Company and its shareholders?

4. Provide an updated organizational chart.

In October 2009, Ideation Acquisition Corp. acquired SearchMedia International Limited (“SMIL”), a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. Chinese regulations restrict foreign ownership of media and advertising businesses, and

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

because the surviving corporation in the business combination was a Cayman Islands corporation, the Company is deemed to be a foreign legal person under Chinese laws. The Company therefore initially had to conduct substantially all of its activities through its subsidiaries and a VIE named Jingli Shanghai (the “VIE” or “Jingli Shanghai”) in China. To provide the Company the ability to receive the majority of the expected residual returns of the VIE and its subsidiaries, the Company entered into various contractual arrangements with the VIE to purchase the equity interest of an affiliated entity. The paid-in capital of the VIE was funded by the Company through a loan extended to the equity shareholders. As a result of these contractual arrangements, the Company is the primary beneficiary of the VIE, and the Company has consolidated the financial results of the VIE and its subsidiaries in the consolidated financial statements since the later of the date of inception or acquisition until December 23, 2011.

After the acquisition of SMIL, one of the Company’s subsidiaries, Ad-Icon Company Limited, which is an entity deemed eligible to establish a wholly-owned foreign advertisement company in China in accordance with The Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008), established a wholly-foreign owned enterprise (“WFOE”) named Ad-Icon Advertising (Shanghai) Co. Ltd. (“Ad-Icon Advertising”) in China in December 2009. The Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008), requires foreign entities that directly invest in the advertising industry in China to have at least three years of direct operations in the advertising industry outside of China. Accordingly, the Company determined to transfer the advertisement business and resources of Jingli Shanghai to Ad-Icon Advertising. In 2010 and 2011, Ad-Icon Advertising acquired the equity interest of the subsidiaries of Jingli Shanghai. Furthermore, Jingli Shanghai ceased its advertisement business gradually, and, effective December 23, 2011, Jingli Shanghai and its subsidiaries have all ceased their respective advertisement business so that the VIE structure is no longer required or in place.

The Company believes that operating the business through the WFOE, rather than pursuant to the VIE structure is beneficial to the Company and its stockholders because the new structure:

•	provides the Company full and direct control of its business;

•	eliminates the uncertainties and risks associated with the VIE structure, including the following uncertainties and risks:

•	Shareholders of Jingli Shanghai may have potential conflicts of interest with us.

•

If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•

We rely on contractual arrangements with Jingli Shanghai and its shareholders for our China operations, which may not be as effective in providing operational control as would be the case through ownership of a controlling equity interest in such operating entities.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

An updated organizational chart, as of the date of this letter, is attached as Annex 1 hereto.

Set forth below are the Company’s responses to the Staff’s comment letter, dated December 23, 2011. The Company’s responses below provide a description of the VIE structure as it previously existed, including the contractual arrangements put in place to provide effective control and the risks associated with the VIE structure as it then existed before the termination of the VIE structure effective December 23, 2011. For the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the response to each comment immediately thereafter.

Form 20-F for the fiscal year ended December 31, 2010

Item 5 Operating and Financial Review and Prospects, page 41

1.	Since a substantial amount of your consolidated operations are attributed to your variable interest entity, please provide the following disclosures:

a.	Your assumptions, risks and uncertainties in accounting for VIEs and consolidating the operations of the VIEs.

b.	A condensed consolidating balance sheet, income statement and cash flow statement, presented in tabular form, for the most recent periods presented. The information should be in sufficient detail to allow investors to understand the assets and operations that are not subject to involvement with the consolidated variable interest entity, so investors may understand the uncertainties that could cause the reported financial information not to be necessarily indicative of future operating results or financial condition.

c.	a discussion of risks and uncertainties that may result in deconsolidation of the variable interest entity.

In response to the Staff’s comment, we have prepared the following disclosure:

(a)	Consolidating the operations of variable interest entities: Risks and Uncertainties

A variable interest entity, or VIE, is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE.

If the Company determines that it has operating power and the obligation to absorb losses or receive benefits, the Company consolidates the VIE as the primary beneficiary, and if not, does

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

not consolidate the VIE. Assets recognized as a result of consolidating a VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating VIEs do not represent claims against the Company’s general assets.

PRC regulations prohibit or restrict foreign ownership of media and advertising business, with the exception that foreign entities that directly invest in the advertising industry in China are required to have at least three years of direct operations in the advertising industry outside of China pursuant to the Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. The Company therefore previously conducted substantially all of its activities through its subsidiaries and the VIE in the PRC. To provide the Company with the ability to receive the majority of the expected residual returns of the VIE and its subsidiaries, the Company entered into various contractual arrangements with the VIE to purchase the equity interest of affiliated entity. The paid-in capital of the VIE was funded by the Company through a loan extended to the equity shareholders.

The Company believes that the contractual arrangements between Jieli Investment Management Consulting (Shanghai) Co. Ltd., a wholly owned subsidiary of the Company (“Jieli Consulting”), with the VIE, are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their financial stake in the Company, their interests may conflict with those of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the voting power obtained in contractual arrangements with the VIE. Jieli Consulting has the power to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes that the contractual arrangements with the VIE are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to issue invoices and collect revenues;

•	block the Company’s websites;

•

require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

•	impose additional conditions or requirements with which the Company may not be able to comply; and

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and their subsidiaries or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE.

Uncertainties and risks associated with the VIE were disclosed under Item 3D – Risk Factors of the 20-F.

(b)	The following tables break-out and summarize the assets and operations that (1) are not subject to involvement with the consolidated variable interest entity (under the heading “Non-VIE”) and (2) are subject to involvement with the consolidated variable interest entity:

SEARCHMEDIA HOLDINGS LIMITED

CONDENSED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31, 2010
	Non-VIE	VIE	Total
ASSETS
Cash and cash equivalents	$5,612	$1,942	$7,554
Accounts receivable, net	14,479	3,586	18,065
Property and equipment, net	774	359	1,133

LIABILITIES
Accounts payable	$8,822	$5,072	$13,894
Accrued expenses and other payables	9,833	8,098	17,931
Short-term borrowings	729	—	729
Deferred revenue	2,310	171	2,481

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

SEARCHMEDIA HOLDINGS LIMITED

CONDENSED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	For the Years Ended December 31, 2010
	Non-VIE	VIE	Total

Advertising services revenues	$28,258	$20,709	$48,967
Gross profit	6,957	5,556	12,513
Net loss	$(27,445)	$(19,194)	$(46,639)

SEARCHMEDIA HOLDINGS LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31, 2010
	Non-VIE	VIE	Total

Net cash provided by/ (used in) operating activities	$(408)	$2,078	$1,670
Net cash used in investing activities	(18,511)	(1,641)	(20,152)
Net cash provided by/ (used in) financing activities	(3,566)	101	(3,465)
Foreign currency translation adjustment	150	(47)	103

Net increase / (decrease) in cash and cash equivalents	(22,335)	491	(21,844)
Cash and cash equivalents at beginning of year	27,947	1,451	29,398

Cash and cash equivalents at end of year	$5,612	$1,942	$7,554

(c)	Please see the Company’s response above in (a) for a discussion of risks and uncertainties that may result in deconsolidation of the VIE.

Consolidated statement of operations, page F-6

2.	Revise to present the “loss on impairment of goodwill and intangible assets,” “loss on impairment of fixed assets,” “loss on abandonment of lease” and “loss on disposal of fixed assets” within loss from operations.

In response to the Staff’s comment, we have updated the Consolidated Statements of Operations. Please see Annex 2 attached hereto.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

3.	We note that revenues increased in 2010 when compared to 2009; however, we note a decrease in revenues from VIEs in 2010. Tell us the reason for the significant decrease in revenues from the VIEs in 2010 as compared to 2009.

During 2010, Jingli Shanghai transferred its equity interest in Beijing Wanshui, Shenyang Jingli, Shanghai Haiya, Shanghai Botang and Wuxi Ruizhong to Ad-Icon Advertising. Since then, the Company has exercised direct equity control over the transferred subsidiaries. As a result of these transfers, we recognized a decrease in revenue from the VIE of $15.6 million in 2010.

Notes to consolidated financial statements, page F-9

1. Principal activities, organization and basis of presentation, page F-9

VIE arrangements, page F-9

4.	Disclose any substantive kick-out rights of the VIEs to unilaterally terminate the contracts and also disclose how the contract can terminate and whether the VIEs can force termination (e.g., VIEs can exit with payment of termination fee).

The contracts with the VIE do not provide substantive kick-out rights of the VIE to unilaterally terminate the contracts and the VIE cannot force termination by paying a termination fee.

Please refer to the Company’s response to the Staff’s comment no. 5 below for a description of how the contracts with the VIE can terminate.

5.	Disclose the significant activities of the VIEs that are covered by the contractual arrangement, considering limitations in scope to a particular set of activities or phase of entity’s life cycle and limitations in length of term or conditions that could result in shortened term (e.g., must VIEs agree to extension of fixed term?).

In response to the Staff’s comment, we have expanded the disclosure, which currently appears in Note 1 of the Company’s Consolidated Financial Statements in the 20-F under the heading “VIEs arrangements”:

PRC regulations currently prohibit or restrict foreign ownership of media and advertising business with the exception that foreign entities that directly invest in the advertising industry in China are required to have at least three years of direct operations in the advertising industry outside of China pursuant to the Administrative Regulations on Foreign-invested Advertising Enterprises (2004, as amended in 2008). As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. To comply with PRC laws and regulations, the Company conducts substantially all of its operations through its VIE. The VIE is wholly owned by certain ex-employees of the Company (“nominee shareholders”).

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

Upon the formation of the VIE, the Company entered into various agreements with the VIE, through which, the Company holds all of the variable interests of the VIE. Details of key agreements with the VIE are as follows:

•

Loan Agreement. Pursuant to the loan agreement dated September 10, 2007 between Jieli Consulting and the shareholders of Jingli Shanghai, namely Ms. Qinying Liu and Ms. Le Yang, Jieli Consulting granted an interest-free loan to each shareholder. The principal amounts of the loans to Ms. Qinying Liu and Ms. Le Yang were $6.7 million and $4.5 million, respectively, in proportion with their respective original capital contributions to Jingli Shanghai. The term of the loan agreement is 10 years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in a written form three months before the expiration date of the agreement. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in Jingli Shanghai to Jieli Consulting or another person designated by Jieli Consulting at the minimum price permitted by then applicable PRC law. Jieli Consulting may accelerate the loan repayment upon certain events, including if a shareholder dies, loses action capacity, no longer works for Jingli Shanghai or any affiliate of Jingli Shanghai, or commits a crime, or if Jieli Consulting so informs a shareholder as permitted by then applicable PRC law.

•

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated September 10, 2007 among Jieli Consulting, Jingli Shanghai, and its shareholders, each shareholder has pledged all of her equity interest in Jingli Shanghai to Jieli Consulting to guarantee the performance of the shareholders’ and Jingli Shanghai’s obligations under the loan agreement, the exclusive call option agreement, and the exclusive technical consulting and service agreement. If Jingli Shanghai or any of its shareholders breaches its respective contractual obligations under these agreements, Jieli Consulting, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders agreed not to transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their equity interest in Jingli Shanghai without the prior written consent of Jieli Consulting. The equity pledge agreement will expire after Jingli Shanghai and its shareholders fully perform their respective obligations under the loan agreement, the exclusive call option agreement and the exclusive technical consulting and service agreement, each briefly described in this response.

•

Exclusive Call Option Agreement. Under the exclusive call option agreement dated September 10, 2007 among Jingli Shanghai, its shareholders, and Jieli Consulting, Jingli Shanghai and its shareholders irrevocably granted Jieli Consulting or its designated person an exclusive option to purchase, when and to the extent permitted under then applicable PRC law, all or part of the equity interests in Jingli Shanghai. The exercise price for all of the equity interests of Jingli Shanghai is the minimum price permitted by then applicable PRC law or a higher price determined by Jieli Consulting.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

Unless this exclusive call option agreement is terminated on an earlier date as agreed upon by the parties to the agreement, the term of the agreement is ten years and may be extended for another ten years automatically unless Jieli Consulting terminates the agreement in writing three months before the expiration date of the agreement. Pursuant to this call option agreement,

•

The shareholders of Jingli Shanghai may not change the articles of association, bylaws, registered capital or shareholding structure of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not acquire or merge with any third parties, or invest in any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not generate, delegate, guarantee for, or allow existing any indebtedness without the prior consent or confirmation of Jieli Consulting, except in the ordinary courses of business;

•

Jingli Shanghai may not enter into any material contracts with the contractual price exceeding RMB1.0 million without the prior written consent of Jieli Consulting, except in the ordinary courses of business;

•	Jingli Shanghai may not grant loans or guaranties to any third parties, without the prior written consent of Jieli Consulting;

•	Jingli Shanghai may not transfer, pledge, have caused any encumbrances, or otherwise dispose of any shares of Jingli Shanghai, without the prior written consent of Jieli Consulting;

•

Jingli Shanghai may not declare or pay any dividends without the prior written consent of Jieli Consulting; upon the request of Jieli Consulting, Jingli Shanghai shall declare and pay all distributable dividends to its shareholders; and

•

Jingli Shanghai may not declare or pay any dividends without the prior written consent of Jieli Consulting; upon the request of Jieli Consulting, Jingli Shanghai shall declare and pay all distributable dividends to its shareholders; and

•	The shareholders of Jingli Shanghai may only appoint the persons nominated by Jieli Consulting as directors of Jingli Shanghai, upon request of Jieli Consulting.

•

Power of Attorney. The shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang, which irrevocably authorizes Mr. Liang (who is the husband of Ms. Qinying Liu), to vote as such shareholders’ attorney-in-fact on all of the matters of Jingli Shanghai requiring shareholder approval.

•

Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and service agreement dated September 10, 2007 between Jingli Shanghai and Jieli Consulting, Jieli Consulting has the exclusive and irrevocable right to provide to Jingli Shanghai technical consulting services related to the business operations of Jingli Shanghai. Jingli Shanghai agrees to pay annual technical service fees to Jieli Consulting based on the actual services provided by Jieli Consulting. If Jingli Shanghai does not generate net profits in a fiscal year, Jieli Consulting agrees not

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

to charge services for that year. The term of this agreement is 10 years commencing on September 10, 2007 and may be extended automatically for another 10 years unless Jieli Consulting terminates the agreement by a written notice three months before the expiration date.

The agreements above do not provide substantive kick-out right of the VIE to unilaterally terminate the contracts and the VIE cannot force termination by paying a termination fee. The VIE also needs to agree to an extension of fixed term. As a result of these agreements, Jieli Consulting exercises effective control over the VIE, receives substantially all of the economic benefits and residual interest and absorbs all of the risks and expected losses from the VIE, and has an exclusive call option to purchase all the equity interest in the VIE at a minimal price. Therefore, Jieli Consulting is considered as the primary beneficiary of the VIE and accordingly the financial statements of these VIE are consolidated in the Company’s consolidated financial statements.

The Company believes that Jieli Consulting’s contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

The Company’s ability to control the VIE also depends on the voting power obtained under the power of attorney, described above. Jieli Consulting has the power to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes the power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could, among other things:

•	revoke the Company’s business and operating licenses;

•	require the Company to discontinue or restrict operations;

•	restrict the Company’s right to issue the invoice and collect revenues;

•	block the Company’s websites;

•

require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Company may not be able to comply; or

•	take other regulatory or enforcement actions against the Company that could be harmful to the Company’s business.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

The imposition of any of these penalties may result in a material and adverse effect on the Company’s ability to conduct the Company’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiaries or the right to receive its economic benefits, the Company would no longer be able to consolidate the VIE. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, Jieli Consulting, or the VIE.

6.	Disclose uncertainties and risks that may be encountered, such as:

•	VIEs may breach the contractual arrangements for various reasons (e.g., dispute, dissatisfaction with contract terms, better opportunities outside of contractual arrangement),

•	Agreements may not be enforceable for various reasons (e.g., equity pledge agreements were not registered, lack of recognition by PRC government),

•	PRC government may restrict activities of operating entity (VIEs), or

•	PRC government may prohibit contractual arrangements altogether.

In response to the Staff’s comment, we respectfully advise the Staff that uncertainties and risks associated with the VIE were disclosed under Item 3D – Risk Factors of the 20-F. Below are the headings to those risk factors:

•	Shareholders of Jingli Shanghai may have potential conflicts of interest with us.

•

If the PRC government determines that the contractual arrangements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

•

We rely on contractual arrangements with Jingli Shanghai and its shareholders for our China operations, which may not be as effective in providing operational control as would be the case through ownership of a controlling equity interest in such operating entities.

7.	Describe any change in facts or circumstances that change the activities of the VIEs or nature of WFOE’s involvement:

•	Agreements terminated and equity pledge agreements were not registered,

•	Dispute between VIE owners and WFOE, or

•	Government intervention.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

In response to the Staff’s comment, we advise the Staff that no equity interests were transferred rather the Company’s interests in the transferred assets and arrangements changed, and as such registration under the federal securities laws was not required.

In response to the Staff’s remaining comments, please see below:

During 2010, there was no change in the facts or circumstances that changed the activities of the VIE or nature of WFOE’s involvement. Furthermore, PRC government has not published laws to intervene VIE contractual arrangements or activities of VIEs.

As disclosed above, in 2010 and 2011, Ad-Icon Advertising, the WFOE, acquired the equity interest of the subsidiaries of the VIE, Jingli Shanghai. Effective December 23, 2011, the VIE, Jingli Shanghai, and its subsidiaries have all ceased their respective advertisement business so that the VIE structure is no longer required or in place.

8.	Please expand the disclosure of your basis for consolidation to include all significant judgments and assumptions made in your analysis pursuant to ASC 810-10-50, including:

•	Significant judgments and assumptions made in determining whether to consolidate VIEs or disclose involvement with VIEs;

•	Please see the disclosure below.

•	Nature of restrictions on consolidated VIEs’ assets and carrying amounts of such assets;

•	Please see the disclosure below.

•	Nature of, and changes in, the risks associated with involvement in VIE;

•	Please see the Company’s response to the Staff’s comment no. 6.

•	How involvement with VIEs affects reporting entity’s financial position, financial performance, and cash flows;

•	Please see the disclosure below.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

•	Policy regarding how net income is attributed to noncontrolling interests;

•	This is not applicable as there are no noncontrolling interests.

•	Whether owner of OpCo are different than owners of WFOE;

•	The owner of the WFOE is the Company, and as previously disclosed the owners of the VIE are Ms. Qinying Liu and Ms. Le Yang.

•	Description of significant terms to contracts (i.e., length of term/remaining term, renewal provisions, penalties for operator to get out of contract);

•	Please see the disclosure below.

•	Description of how contract terms grant power to direct significant activities and right to economic returns; and

•	Please see the disclosure below.

•	Whether enforceability of contracts represents significant judgment/assumption.

•	Please see the disclosure below.

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIE subsidiary for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and its VIE subsidiary have been eliminated upon consolidation.

Accounting Standards Codification (“ASC”) 810 “Consolidation” provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting interests, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. Through the contractual arrangements, described above in response to the Staff’s comment no. 5, the Company holds all the variable interests of the VIE and has been determined to be the primary beneficiary of the VIEs.

Pursuant to the contractual arrangements with the VIE, the Company has the power to direct activities of the VIE, and have assets transferred out of the VIE primarily in the form of the service fees paid by the VIE. Therefore, the Company believes it has control over the assets of a consolidated VIE to the extent permitted by the applicable PRC law and the contractual arrangements. As the consolidated VIE is incorporated as a limited liability company under the

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE, which consisted of accounts payable of $5.0 million and accrued expenses and other current liabilities of $22.6 million as of December 31, 2010. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIE. As the Company is conducting certain business in the PRC mainly through the VIE, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

On April 7, 2010, Crystal Liu, one of the equity holders of the VIE, initiated a lawsuit against the Company for an unpaid salary of approximately $150,000. Based on the advice from the Company’s PRC legal counsel, the lawsuit did not impact the validity and performance of any of the agreements entered into between Jieli Consulting and Ms. Liu as the nominee shareholder of Jingli Shanghai. Consequently, it did not impact the Company’s previous or current accounting conclusion on the consolidation of Jingli Shanghai. The labor dispute with Ms. Liu has been settled.

In the opinion of our PRC legal counsel, all current VIE contractual arrangements are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. If any of these business partners or contracting counterparties fails to perform its obligations, the Company may not be able to enforce the relevant agreements if the agreements are ruled in violation of the PRC laws. If the PRC government finds that the agreements that establish the structure for operating our China businesses do not comply with PRC governmental restrictions on foreign investment in the media and market research industries, or if these regulations or the interpretation of existing regulations change in the future, the Company could be subject to severe penalties or be forced to relinquish our interests in those operations, even if the agreements are otherwise legal and valid. These conditions may also result in deconsolidation of the VIE.

4. Acquisitions, page F-18

I. 2010 acquisitions, page F-18

9.	We note that the equity owners of Xhejiang Continental are entitled to contingent consideration based on a predetermined earn-out formula applied to audited operating results through December 31, 2010 and 2011. Please disclose the details of the pre determined formula so the readers can determine the amount and timing of future payments. Please provide us with your proposed disclosures.

In response to the Staff’s comment, the Company is providing the materials responsive to this request to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we respectfully request that these materials be returned to the Company promptly following completion of the Staff’s review thereof. By separate letter, we also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

10.	We note that you recognized the consideration at fair value based on best estimate. Please disclose how you determined the fair value of the contingent consideration including the methodology and assumptions used. Further it is unclear how you accounted for subsequent changes in the fair value of the contingent consideration. Tell us how you complied with paragraph ASC 805-30-35-1.

In response to the Staff’s comment, we have prepared the following disclosure:

On May 31, 2010, the Company, including its consolidated subsidiaries and VIE, also referred to as the “Group,” acquired 100% of the equity interest in Zhejiang Continental at an initial cash consideration of $73,000 and $19,625,000 of contingent consideration, which represents the lesser of the maximum amount of contingent consideration and the amount of goodwill, was recognized as of the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed on the date of acquisition of Zhejiang Continental by the Group.

Assets acquired:
Cash	$302
Accounts receivable	1,706
Prepaid expenses and other current assets	453
Property and equipment	21
Intangible assets	$4,282

Total	$6,764

Liabilities assumed:
Accounts payable	(143)
Accrued expenses and other payables	(823)
Amounts due to related parties	(2,412)
Income taxes payable	(423)
Deferred tax liability	(1,070)

Total	$(4,871)

Goodwill	$17,805
Total consideration	$19,698

		Amortization Period
		(Years)
Intangible assets comprised of:
Customer relationship	$1,067	3.4
Lease agreements	2,749	4.4
Non-compete agreement	462	3.4
Assembled workforce	4	N/A

Total	$4,282

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

In addition to the initial consideration, the equity owners of Zhejiang Continental are entitled to subsequent consideration, including cash and ordinary shares of the Company on a predetermined earn-out formula applied to audited operating results through December 31, 2010 (“2010 earn-out”) and through December 31, 2011 (“2011 earn-out”). The 2010 earn-out is payable in cash based on a multiple of 3.5 of the full year audited operating results from 2010. The 2011 earn-out is payable in ordinary shares of the Company based on a multiple of 3.3 of the full year audited operating results for 2010. The multiples of 2010 and 2011 earn-out can be reduced to 3.0 if the audited operating results were less than certain amounts. Both 2010 and 2011 earn-out are subject to a maximum amount of $10,147,000 and $10,163,000, respectively.

The contingent purchase price consideration is payable when each individual 12-month period during the earn-out period is completed and the operational results were agreed to and confirmed. The 2010 earn-out is payable in cash and the 2011 earn-out is payable in ordinary shares of the Company at market price, therefore, the fair value of the contingent consideration will not change in the subsequent period. The contingent consideration was recognized at fair value based on historical and forecast operational results agreed to and confirmed by the Group and goodwill was recognized in accordance with ASC Topic 805-20. Upon resolution of the contingency, adjustment to goodwill or against the identifiable net assets is to be made in accordance with ASC Topic 805-20.

The accompanying consolidated financial statements included in the 20-F include the assets and liabilities of Zhejiang Continental as of December 31, 2010 and the operating results for the period from May 31, 2010 (date of acquisition by the Group) to December 31, 2010.

II. 2008 Acquisitions, page F-19

11.	We note that in 2008 you completed the acquisition of several businesses. We also note that most of the purchase consideration for these acquisitions is contingent pursuant to earn-out agreements. For each of the 2008 acquisitions please provide a detailed discussion of the contingent consideration original and amended agreements. Your disclosure should include the methodology used to determine the amount and timing of past and future payments and whether you are required to pay cash or stock. Please provide us with your proposed disclosures.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

In response to the Staff’s comment, the table below summarizes the contingent consideration associated with the Company’s 2008 acquisitions:

		Total contingent consideration and paid up to December 31, 2010(1)		Consideration payable as of December 31, 2010(1)
Acquired Entity	Date Acquired	Contingent consideration	Consideration paid	Consideration payable	Payable in cash	Payable in stock
Xinshichuang	1-Jan-08	$1,135	$981	$154	$154	$—
Jincheng	1-Jan-08	1,058	997	61	61	—
Kaixiang	1-Jan-08	15,396	7,423	7,973	3,953	4,020
Wanshuizhiyuan	1-Jan-08	10,554	8,996	1,558	—	1,558
Shenyang Jingli	1-Jan-08	17,221	15,853	1,368	—	1,368
Haiya	1-Feb-08	8,536	5,662	2,874	1,120	1,754
Botang	1-Apr-08	33,304	32,302	1,002	—	1,002
HK Ad-icon	1-Apr-08	2,407	1,545	862	593	269
Shengshitongda	1-Apr-08	121	121	—	—	—
Wenzhou Rigao	1-Jul-08	7,953	4,527	3,426	2,014	1,412
Wuxi Ruizhong	1-Jul-08	4,542	2,593	1,949	1,268	681
Zhejiang Continental	1-Jun-10	20,308	2,340	17,968	7,806	10,162

Total		$122,535	$83,340	$39,195	$16,969	$22,226

(1)	Amendments associated with the 2008 acquisitions did not modify the dollar values of the contingent consideration.

As described in the 20-F, the Company’s 2008 acquisitions were made pursuant to a series of acquisition agreements signed with each of the acquired entities ex-owners in 2008 (the “Acquisition Agreement”). Pursuant to the Acquisition Agreements, the purchase consideration for each acquisition is contingent based on the operational results agreed to and confirmed by the Group and each of the acquired entities’ ex-owners in a two-year earn out period following respective acquisition dates.

12.	Tell us whether any of the acquired entities “ex-owners” became employees of your company.

In response to the Staff’s comment, we have prepared the following disclosure:

We offered employment contracts to the “ex-owners” of all the entities we acquired and most of the ex-owners became employees of the Company.

13.	It is unclear to us why you were required to pay contingent consideration and then immediately recognize goodwill impairment. Revise your disclosures on page 46 in MD&A to explain the rationale behind the contingent consideration in light of the lack of an increase in fair value of the reporting units during the period covered by the contingent consideration. Please provide us with your proposed disclosures

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

In response to the Staff’s comment, we have prepared the following disclosure:

In April 2009, the FASB issued Staff Position No. FSP FAS 141(R)-1,”Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“ASC Topic 805-20”). This updated guidance amended the accounting treatment for assets and liabilities arising from contingencies in a business combination and requires that pre-acquisition contingencies be recognized at fair value, if fair value can be reasonably determined. If fair value cannot be reasonably determined, measurement should be based on the best estimate in accordance with SFAS No. 5, “Accounting for Contingencies” (“ASC Topic 450”).

Before the issuance of ASC Topic 805-20, the contingent purchase price consideration for each entity is payable when each individual 12-month period during the earn-out period is completed and the operational results were agreed and confirmed. As such, the purchase price allocation cannot be completed until the contingencies are resolved in accordance with SFAS No. 141. Therefore, the contingent consideration was not determinable beyond a reasonable doubt for the 2008 acquisitions, and no goodwill was recognized due to the contingent nature of the consideration. Based on the Group’s audited operating results through December 31, 2009 and the amended acquisition agreements during December 31,2010, the Company recorded additional consideration payable which resulted in additional goodwill in 2010.

As such, the Group recognized contingent consideration in 2010 and then immediately recognized goodwill impairment when the implied fair value of the goodwill was lower than the carrying value.

*        *        *

In connection with responding to the Commission’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

January 26, 2012

We believe the responses provided above fully address the staff’s comments. If you have any questions, please contact me at your convenience at wchow@searchmediaholdings.com or 86-21-6227-8018.

Sincerely,

SearchMedia Holdings Limited

/s/ Wilfred Chow

Chief Financial Officer

cc:	United States Securities and Exchange Commission

Ivette Leon, Assistant Chief Accountant

United States Securities and Exchange Commission

Carlos Pacho, Senior Assistant Chief Accountant

SearchMedia Holdings Limited

Joshua Weingard, Corporate Counsel

Annex 1

Annex 2

SEARCHMEDIA HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2008	2009	2010

Advertising services revenues	$41,685	$37,741	$48,967
Cost of revenues	(30,624)	(28,059)	(36,454)

Gross profit	11,061	9,682	12,513

Operating expenses
Loss on impairment of goodwill and intangible assets	(13,953)	(15,749)	(39,411)
Loss on abandonment of lease	(46)	(550)	(1,256)
Loss on impairment of fixed assets	(2,135)	—	—
Loss on disposal of fixed assets	(2,121)	(15)	(4)
Sales and marketing expenses	(6,117)	(3,384)	(4,462)

General and administrative expenses	(13,135)	(13,832)	(12,203)

Loss from operations	(26,446)	(23,848)	(44,823)
Other income/(expense)
Interest income	131	11	24
Interest expense	(2,717)	(1,962)	(45)
Decrease in fair value of liability warrant	—	824	—
Gain/(loss) on extinguishment of notes	(4,400)	6,669	—
Other income/(expense), net	—	—	(368)
Foreign currency transaction loss, net	(167)	(24)	(7)

Total other income/(expense)	(7,153)	5,518	(396)

Loss before income taxes	(33,599)	(18,330)	(45,219)
Provision for income taxes	(1,481)	(4,319)	(1,420)

Net loss	$(35,080)	$(22,649)	$(46,639)

Loss per share
Basic and diluted	$(0.0162)	$(0.0044)	$(0.0022)

Weighted average number of shares outstanding —
Basic and diluted	2,169,269	5,100,465	20,796,789

The following table includes operating results of the consolidated variable interest entities. These operating results are included in the consolidated statements of operations above.

	For the Years Ended December 31,
	2008	2009	2010

Advertising services revenues	$39,837	$36,289	$20,709
Gross profit	10,897	9,924	5,556
Net loss	(22,874)	(23,589)	(19,194)

See accompanying notes to consolidated financial statements